UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 15th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about November 12, 2004

Item 3. Press Release

November 12, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 13, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The PEP 38748 joint venture (Austral 25% equity) is now preparing the Hihi-1A sidetrack drilling operation, scheduled to take approximately 10 days to complete.

Production testing of the Cheal-4 well is now scheduled to commence November 18.

Drilling of Cardiff-2 is proceeding on schedule and within budget, with the well now beyond 2450m / 8,200 feet, and expected to reach top of the Kapuni objective by end of the month;

The Kahili-1A well continues to under-perform its expected production profile, despite its initial good performance.

Austral Pacific’s Third Quarter report will be released next week.

Item 5. Full Description of Material Change

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 13, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The PEP 38748 joint venture (Austral 25% equity) is now preparing the Hihi-1A sidetrack drilling operation, scheduled to take approximately 10 days to complete. The Hihi-1 vertical well was deepened beyond its unsuccessful upper target to test for reservoir quality sandstones at the lower Mt Messenger level. Austral had previously mapped and identified the Jersey Prospect at this lower level, but offset approximately 600m / 2,000 feet northeast of the surface location of the well. Hihi-1 intersected a 15m / 50 feet interval of reservoir quality sandstones in the lower Mt Messenger, which also contained sufficient hydrocarbon indications to justify drilling the Hihi-1A sidetrack to intersect this same reservoir target at a high point on the Jersey trap.

Production testing of the Cheal-4 well is now scheduled to commence November 18. The initial test program is planned for two months on the two identified pay zones. Cheal-3 will also be put on resumed production test at some stage in this period.

Drilling of Cardiff-2 is proceeding on schedule and within budget, with the well now beyond 2450m / 8,200 feet, and expected to reach top of the Kapuni objective by end of the month; although it will be towards end December before the well has reached its TD and is ready for testing.

The Kahili-1A well continues to under-perform its expected production profile, despite its initial good performance. Gas rates are now typically around 500,000 cubic feet per day, and the well is being cycled to assist lifting condensate, which is loading down the well. Independent consultant analysis is that the well is depleting a fault bounded compartment low on the southern end of the field , with connection to the larger volume of the field to the north having become limited. However, a just completed mapping of the Kahili field by the company’s consultants, which has incorporated for the first time the recently acquired and processed seismic, has resulted in an increase in the volumetric estimate of the total gas reservoir by approximately 50%. This gives a good match with the original estimates of field reserves derived from reservoir engineering analysis of the original flow test data.

The remapping has also identified the possibility that an additional fault compartment at the crest of the Kahili structure, might hold several times as much gas as the present field volume; in like manner to the Tariki gas-condensate field immediately south along trend. The Company is now investigating the alternatives for accessing the predicted larger volume of the field. A Kahili-2 well might intersect the field more than 100m / 300 feet higher on the structure than Kahili-1B. Alternatively, the field may be accessed from the existing Kahili-1A well-bore via a deviated or lateral drilling operation.

Austral Pacific’s Third Quarter report will be released next week.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 12, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 13, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The PEP 38748 joint venture (Austral 25% equity) is now preparing the Hihi-1A sidetrack drilling operation, scheduled to take approximately 10 days to complete. The Hihi-1 vertical well was deepened beyond its unsuccessful upper target to test for reservoir quality sandstones at the lower Mt Messenger level. Austral had previously mapped and identified the Jersey Prospect at this lower level, but offset approximately 600m / 2,000 feet northeast of the surface location of the well. Hihi-1 intersected a 15m / 50 feet interval of reservoir quality sandstones in the lower Mt Messenger, which also contained sufficient hydrocarbon indications to justify drilling the Hihi-1A sidetrack to intersect this same reservoir target at a high point on the Jersey trap.

Production testing of the Cheal-4 well is now scheduled to commence November 18. The initial test program is planned for two months on the two identified pay zones. Cheal-3 will also be put on resumed production test at some stage in this period.

Drilling of Cardiff-2 is proceeding on schedule and within budget, with the well now beyond 2450m / 8,200 feet, and expected to reach top of the Kapuni objective by end of the month; although it will be towards end December before the well has reached its TD and is ready for testing.

The Kahili-1A well continues to under-perform its expected production profile, despite its initial good performance. Gas rates are now typically around 500,000 cubic feet per day, and the well is being cycled to assist lifting condensate, which is loading down the well. Independent consultant analysis is that the well is depleting a fault bounded compartment low on the southern end of the field , with connection to the larger volume of the field to the north having become limited. However, a just completed mapping of the Kahili field by the company’s consultants, which has incorporated for the first time the recently acquired and processed seismic, has resulted in an increase in the volumetric estimate of the total gas reservoir by approximately 50%. This gives a good match with the original estimates of field reserves derived from reservoir engineering analysis of the original flow test data.

The remapping has also identified the possibility that an additional fault compartment at the crest of the Kahili structure, might hold several times as much gas as the present field volume; in like manner to the Tariki gas-condensate field immediately south along trend. The Company is now investigating the alternatives for accessing the predicted larger volume of the field. A Kahili-2 well might intersect the field more than 100m / 300 feet higher on the structure than Kahili-1B. Alternatively, the field may be accessed from the existing Kahili-1A well-bore via a deviated or lateral drilling operation.

Austral Pacific’s Third Quarter report will be released next week.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.